Exhibit 99.5

GETTY COPPER INC.

1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

Symbol “GTC” TSX Venture Exchange

NEWS RELEASE

DIRECTOR RESIGNS

Vancouver, BC, May 16, 2011: Getty Copper Inc. (TSX-V: “GTC”) (“Getty”) announces today, that effective immediately, Charles Mitchell has resigned from the Board of Directors for personal reasons. Getty thanks Mr. Mitchell for his many years of support.

Getty is a Vancouver based company focussing efforts on advancing its 200 square kilometre copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant pre-feasibility study over the two known copper deposits which cover less than 10% of the property area. The pre-feasibility study suggests the deposits have robust economics at current spot copper prices

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIChemE, President and COO

For further information please contact:

Dr. Corby G. Anderson QP CEng FIChemE
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) has reviewed, nor do they accept responsibility for the adequacy or accuracy of, this release.